UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Derycz Scientific, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25007M101

(CUSIP Number)

Amy Wang, Esq.
Bristol Capital Advisors, LLC
10960 Wilshire Blvd., Suite 1050, Los Angeles, CA 90024
(310) 331-8485

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25007M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Investment Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

	7.	Sole Voting Power 2,996,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,996,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,996,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 17.55%

14.	Type of Reporting Person (See Instructions) CO

2

CUSIP No. 25007M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 1,769,010

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,769,010

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,769,010

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.36%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 25007M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Paul Kessler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 10,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 10,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.86%

14.	Type of Reporting Person (See Instructions) IN

The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.   Identity and Background

(a)  This statement is being jointly filed by Bristol Investment Fund, Ltd., a Cayman Islands exempted company ("Bristol Fund"), Bristol Capital, LLC, a Delaware limited liability company ("Bristol Capital") and Paul Kessler ("Mr. Kessler").  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."  Paul Kessler, as (i) manager of the investment advisory firm to Bristol Fund, (ii) manager of Bristol Capital, and (iii) beneficiary of the IRA account through which Mr. Kessler's shares are held, has the power to vote and dispose of the Issuer's shares owned by the Reporting Persons.  Mr. Kessler disclaims beneficial ownership of the Shares owned by Bristol Fund.

(b)  Bristol is a privately held fund that invests primarily in publicly-traded growth companies through the purchase of various securities in private placement transactions.  The address of Bristol’s registered office is Caledonian Fund Services (Cayman) Limited, 69 Dr. Roy’s Drive, George Town, Grand Cayman, Cayman Islands.  Bristol Capital Advisors, LLC, an entity organized under the laws of the State of Delaware (“BCA”), is the investment advisor to Bristol Fund.  Bristol Capital is a privately held limited liability company that invests from time to time in both publicly-traded growth companies and private companies.  The principal business address of BCA, Bristol Capital and Mr. Kessler is 10960 Wilshire Blvd., Suite 1050, Los Angeles, California 90024.

(c)  No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 2,996,000 Shares owned by Bristol Fund is $1,050,750 in cash.  The aggregate purchase price for the 1,769,010 Shares owned by Bristol Capital is approximately $76,350 in cash.  The aggregate purchase price for the 10,000 Shares owned by Mr. Kessler is $4,100 in cash.

Item 5.   Interest in Securities of the Issuer

Bristol Investment Fund, Ltd. owns 2,996,000 Shares, which represents approximately 17.55% of the Shares outstanding, based upon 17,069,437 Shares outstanding as of November 11, 2011.  Bristol Capital owns 1,769,010 Shares, which represents approximately 10.36% of the Shares outstanding, based upon 17,069,437 Shares outstanding as of November 11, 2011.  Mr. Kessler owns 10,000 shares, which represents approximately 5.86% of the 17,069,437 Shares outstanding as of November 11, 2011.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

1.  Joint Filing Agreement, dated as of February 1, 2012, by and among Bristol Investment Fund, Ltd., Bristol Capital, LLC and Paul Kessler.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2012

BRISTOL INVESTMENT FUND, LTD.

By:  /s/ Paul Kessler
Paul Kessler, Director

BRISTOL CAPITAL, LLC

By:  /s/ Paul Kessler
Paul Kessler, Manager

PAUL KESSLER

By:  /s/ Paul Kessler
Paul Kessler

Exhibit 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT (this “ Agreement”), dated as of February 1, 2012, among Bristol Investment Fund, Ltd., a Cayman Islands exempted company ("Bristol Fund"), Bristol Capital, LLC, a Delaware limited liability company ("Bristol Capital"), and Paul Kessler ("Kessler") (Bristol Fund, Bristol Capital and Kessler are collectively referred to herein as the “Joint Filers”).

WHEREAS, as of the date hereof, each of the Joint Filers is filing a Schedule 13D under the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to securities of Derycz Scientific,Inc. (the “Schedule 13G”);

WHEREAS, each of the Joint Filers is individually eligible to file the Schedule 13D;

WHEREAS, each of the Joint Filers wishes to file the Schedule 13D and any amendments thereto jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

1.           The Joint Filers hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1) under the Exchange Act.

2.           Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(ii)  under the Exchange Act, it is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

3.           Each of the Joint Filers hereby agrees that this Agreement shall be filed as an Exhibit to the Schedule 13D, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

4.           This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

BRISTOL INVESTMENT FUND, LTD.

By:  /s/ Paul Kessler
Paul Kessler, Director

BRISTOL CAPITAL, LLC

By: /s/ Paul Kessler
Paul Kessler, Manager

By:  /s/ Paul Kessler
Paul Kessler